UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Houghton Mifflin Harcourt Company

(Name of Subject Company)

Houghton Mifflin Harcourt Company

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44157R109

(CUSIP Number of Class of Securities)

William F. Bayers, Esq.

Executive Vice President, Secretary and General Counsel

Houghton Mifflin Harcourt Company

125 High Street

Boston, MA 02110

(617) 351-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz, Esq.

Joseph Conahan, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following documents relating to the proposed acquisition of Houghton Mifflin Harcourt Company, a Delaware corporation (“HMH” or the “Company”), by Harbor Holding Corp., a Delaware corporation (the “Parent”), and Harbor Purchaser Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Purchaser”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 21, 2022, by and among Parent, Purchaser and the Company (the “Merger Agreement”):

•	Exhibit 99.1: Joint Press Release, dated February 22, 2022

•	Exhibit 99.2: Email sent to employees, dated February 22, 2022

•	Exhibit 99.3: Employee FAQ, dated February 22, 2022

•	Exhibit 99.4: Talking Points for Leadership Team, dated February 22, 2022

•	Exhibit 99.5: Letter to Customers posted to Company Website, dated February 22, 2022

•	Exhibit 99.6: HMH Social Media Posting, dated February 22, 2022

In addition, the information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company on February 22, 2022 (including all exhibits attached thereto) is incorporated herein by reference.

Important Information

The tender offer for the outstanding shares of Common Stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock. The solicitation and offer to buy shares of Common Stock will only be made pursuant to the tender offer materials that the Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, the Parent will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at 410-215-1405 or e-mail at Chris.Symanoskie@hmhco.com or on the Company’s website at www.hmhco.com.

Forward-Looking Statements

This filing includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. the Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to, among other things: (i) uncertainties as to the timing and expected financing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility of business disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements.

Any forward-looking statement made by the Company in this filing speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. the Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Exhibit No.	Description

99.1	Joint Press Release, dated February 22, 2022

99.2	Email sent to employees, dated February 22, 2022

99.3	Employee FAQ, dated February 22, 2022

99.4	Talking Points for Leadership Team, dated February 22, 2022

99.5	Letter to Customers posted to Company Website, dated February 22, 2022

99.6	HMH Social Media Posting, dated February 22, 2022